

10032814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 27 2010
Washington, DC
110

SEC FILE NUMBER
8- 36747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD SECURITIES (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Tripodi 212 827-7333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Tripodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Securities (USA) LLC, as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director, CFO
Title



Notary Public

ROBIN KRAUS
Notary Public, State of New York
No. 31-4920571
Qualified in New York County
Commission Expires Feb. 16, 2014.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
TD Securities (USA) LLC

We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2010, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TD Securities (USA) LLC at October 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

December 21, 2010

TD Securities (USA) LLC

Statement of Financial Condition

October 31, 2010
(In Thousands)

Assets	
Cash	$ 71,158
Receivable from brokers, dealers and clearing organizations	240,329
Receivable from affiliates	41,812
Securities and other financial instruments owned, at fair value	8,580,470
Securities purchased under agreements to resell	8,990,867
Securities borrowed	4,986,527
Interest receivable	36,531
Taxes receivable	12,970
Deferred tax assets, net	34,732
Fixed assets (net of accumulated depreciation and amortization of $9,563)	16,491
Other assets	11,372
	$ 23,023,259
Liabilities and member's equity	
Liabilities:	
Loan payable to affiliates	$ 4,950,000
Payable to brokers, dealers and clearing organizations	39,756
Payable to affiliates	52,802
Securities sold under agreements to repurchase	12,580,248
Securities sold not yet purchased, at fair value	3,981,632
Interest payable	10,085
Accrued expenses and other liabilities	154,901
	21,769,424
Liabilities subordinated to claims of general creditors	1,085,000
Member's equity	168,835
Total liabilities and member's equity	$ 23,023,259

See accompanying notes.

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of TD Securities (USA) LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of TD Securities (USA) LLC. ("TDSL" or the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating TDSL's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the period beginning November 1, 2009 through October 31, 2010. TDSL's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries. We obtained the checks dated May 25, 2010 and December 6, 2010 paid out to SIPC as evidence of payment of the 2010 general assessment reconciliation. We verified that the payment was approved by the Company's Controller and that the fee was appropriately paid to the Securities Investor Protection Corporation in accordance with the assessment.

   No exceptions noted.

2. Compared the amounts derived from the FOCUS reports for the fiscal period beginning November 1, 2010 and ending October 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period beginning November 1, 2009 and ending October 31, 2010.

   No exceptions noted.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules derived from the FOCUS reports and provided to us by representatives of the Company for the fiscal period beginning November 1, 2009 through October 31, 2010.

   No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. We noted that this procedure is not applicable to the Company.

   No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from November 1, 2009 through October 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

December 21, 2010